

The Blind Dragon

AN ANALOGUE SPACE IN A DIGITAL WORLD

Experienced Operators Set to Open The Ultimate Speakeasy

What is The Blind Dragon All About?

Kansas City has been evolving and growing up, turning a quiet cowtown into a hidden gem of the Midwest. The downtown area has been rebuilt and over 32,000 people live there. It has its own streetcar and vibrant neighborhoods. While downtown has some cool bars and nice speakeasies, it's time for a new spot to continue to elevate the options in the city.

The Blind Dragon is 2 things: a Hong Kong style speakeasy and an analogue space in a digital world. You will enter through the back alley underneath an architect's office, first through 2 different atriums. No smart phones will be allowed. You will place your phone in a sealed bag and hold it until you leave. No phones, no internet, no TVs.

You disappear into our world for awhile where you can be your real self and interact on a deeper level with friends, locals and the best people from out of town who happen to be in our city.

Your entire experience will be curated for you from the minute you put your phone away and are escorted into the space. We have a composing team creating a custom music score for the room. We have a scent expert designing corresponding essential oils that match the decor and music. We are designing the space to to allow comfort and yet force interactions with strangers. The amazing cocktails and design visuals will provide the final piece of the experience. All that is left is for you to add the quality conversation with other human beings to make the visit special and unable to be repeated. Our goal is for every guest to think: "I need to come back and bring a friend here!"



If You Aren't Familiar With Us



Guy Brown

Guy began his career working with Chris as the general manager for the Empire Room.

A life long entrepreneur, he has 10 years experience as a general contractor. He has built, rehabbed, and/or managed more than 50 properties for himself and clients. He brings a design, management and construction background to the team to execute on the vision of the concept.

Chris Seferyn

Chris has been designing, building and managing restaurants, bars and nightclubs for 25 years in Kansas City and New Orleans.

He started with the original Velvet Dog and continued on with Liquid Lounge, Kashmir, Empire Room, Cafe Trocadero, and more. Chris has published a book on Amazon called "The Restaurant & Bar Bible" with all his years of knowledge in it.

He has promoted hundreds of events including 10 years of the City Market Concert Series. This venue hosted the likes of James Brown, The Killers, Widespread Panic, John Mayer and Deathcab for Cutie.

What Makes This Interesting in the Market?

Cool Building, Great Location



We have an old brick building that currently houses a successful architecture firm.

It is 1 block from the Kauffman Center for the Performing Arts and 3 new hotels including the nicest one in town: The Loews.

We are visible from Main Street and near a streetcar stop.

No Phones, No Internet



An analogue place in a digital world. There will be no selfies, no photos of the speakeasy on Instagram.

It will remain a mystery.

Everything that happens here will be memories in your mind and experiences to cherish.

We will enforce this no phone policy with vigor.

Beyond Cocktails



People have seen some great cocktails around the country.

We will pick our spots to amaze and fill out the drink menu with a broad array of cool cocktails.

We will be the first in town to create a notable non-alcoholic menu that allows guests to enjoy the vibe without the liquor.

Curated Experience

Everything will be carefully curated down to the last detail.

As if Stanley Kubrick created a speakeasy instead of a film.

Our team is led by a Concierge, not just a manager.

We get to know our guests and build long term relationships.

Blind Dragon: Kowloon Club



What is it?

The Kowloon Club is a special group of people that support the Blind Dragon and it's mission. The founders part of this will be initial investors who put significant money into the project.

We will open this up to other people who want to pay a fee and be part of this initial club. The goal is to have ongoing special events on a monthly basis where club level members enjoy a different curated experience.

To take the "analogue space in a digital world" to a different level one day a month.

How it Works

The goal here is to curate intellectual experiences at the speakeasy that allow for amazing interactions, conversations, and learning.

We will bring in interesting speakers, authors, musicians, artists, and thought leaders from around the world.

The format will be a relaxed two to three hour event on a Tuesday or Wednesday where people can come and learn some interesting stuff, or simply be immersed in an intellectual or sensory experience.

Challenges + Risks

There's always risk. Experience and proper funding can lower it.

We feel that our experience + solid funding will allow us to weather any storm. We'll be able to make any adjustments that the market demands and stay the course to go through any downturns or Covid style issues.

The experience of the team in this market is second to none. Any shiny new object in KC is practically guaranteed to recoup its investment in the first year if done right. Doing it right is what we are experts at.

The high profitability of this model combined with the continued growth of the downtown area sets us up for success.

Bars + restaurants are risky. They can fail.

Construction can be expensive and delayed at times.

Long Term Focus & Built-In Advantages

First Fridays

On the first friday of every month, there is a long established art walk that attracts 30k-50k people to the Crossroads area.

Events Held Nearby

We are right next to the 1,800 seat Kauffman Center which is 2 performance halls hosting music, opera, theater & dance. The performers frequently stay in one of the 3 nearby hotels. The 20,000 seat T-Mobile Center is 4 blocks away. It is one of the busiest venues in the country, hosting 180+ events a year.



Downtown is Poised for Growth

The downtown area (31st street to the river) has grown from 5k to 32k+ residents in the last 15 years. There are more apartment complexes being built right now and others approved for development. The MLB Royals are moving their baseball stadium downtown by in 2028.

The expansion of the free streetcar system will be finished within a year or so and extend the line from the east end of the Riverfront all the way to Brookside.

Speakeasies are Proven in Town

Swordfish Tom's has been there for 10+ years, PS in the Phillips hotel and The Mercury Room 3-5 years. The Voo Lounge in the Muehlbach Hotel is a new entry. All are doing well and within walking distance of the Blind Dragon.

This Deal is Set Up for Success

The deal we have with our landlords is that we pay for 100% of the space buildout and receive zero rent for 5 years in return.

Between no rent and the small staff needed to run our concept, it would be very hard for us to lose money or go out of business.

Our concierge will be tasked with building relationships with all the clients that come in to build long term business staying power anyway.

The Numbers

Budget: $250k

We will design and execute a singular space while keeping many costs down due to being our own general contractors.

Why This Speakeasy Model Kicks Ass

The speakeasy model with alcohol only sales is much more profitable (net 40%) instead of the typical hospitality space (5-20%). Premium cocktails make for a higher average per customer and no food means considerably less labor.



Sales: $$650k-$800k per year

We'll see a net profit around 40% ($260k - $320k) if we ring these numbers.

Based on our experience and what others are doing, these numbers are solid estimates.